UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

FOUNDRY NETWORKS, INC.
(Name of Subject Company (Issuer) and Filing Person (Issuer and Offeror))

Options to Purchase Shares of Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)
35063R100
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Bobby R. Johnson
President and Chief Executive Officer
Foundry Networks, Inc.
4980 Great America Parkway
Santa Clara, CA 95054
(408) 207-1700
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
Copy to:
Horace L. Nash, Esq.
Fenwick & West LLP
Silicon Valley Center
801 California Street
Mountain View, California 94041
(650) 988-8500

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$34,489,872	$1,058.84

*	Calculated solely for purposes of determining the filing fee. This amount is based on the Black-Scholes option valuation model, and assumes that all outstanding options eligible for tender covering an aggregate of 3,637,070 shares of the common stock of Foundry Networks, Inc. will be amended pursuant to this offer, which may not occur.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Advisory No. 6 for fiscal year 2007, equals $30.70 per $1,000,000 of transaction valuation. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.
☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

ITEM 1. SUMMARY TERM SHEET
ITEM 2. SUBJECT COMPANY INFORMATION
ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON
ITEM 4. TERMS OF THE TRANSACTION
ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS
ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY
ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED
ITEM 10. FINANCIAL STATEMENTS
ITEM 11. ADDITIONAL INFORMATION
ITEM 12. EXHIBITS
ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3
SIGNATURE
EXHIBIT INDEX
EXHIBIT 99.(a)(1)(A)
EXHIBIT 99.(a)(1)(B)
EXHIBIT 99.(a)(1)(C)
EXHIBIT 99.(a)(1)(D)
EXHIBIT 99.(a)(1)(E)
EXHIBIT 99.(a)(1)(F)
EXHIBIT 99.(a)(1)(G)
EXHIBIT 99.(a)(1)(H)
EXHIBIT 99.(a)(1)(I)
EXHIBIT 99.(a)(1)(J)
EXHIBIT 99.(a)(1)(K)
EXHIBIT 99.(a)(1)(L)
EXHIBIT 99.(a)(1)(M)
EXHIBIT 99.(a)(1)(N)
EXHIBIT 99.(a)(1)(O)
EXHIBIT 99.(a)(1)(P)

ITEM 1. SUMMARY TERM SHEET.
     The information set forth under the heading “Summary Term Sheet” in the Offer to Amend or Replace Eligible Options, dated July 2, 2007, filed as Exhibit 99.(a)(1)(A) hereto (the “Offering Memorandum”), is incorporated herein by reference.
ITEM 2. SUBJECT COMPANY INFORMATION.
     (a) Name and Address. The name of the issuer is Foundry Networks, Inc., a Delaware corporation (“Foundry”). The address of Foundry’s principal executive office is 4980 Great America Parkway, Santa Clara, California 95054 and the telephone number at that address is (408) 207-1700. The information set forth in the Offering Memorandum under Section 11 (“Information Concerning Foundry”) is incorporated herein by reference
     (b) Securities. This Tender Offer Statement on Schedule TO relates to an offer by Foundry to amend or replace outstanding “Eligible Options” (as defined in the Offering Memorandum) held by current employees subject to taxation in the United States so that those options will not be subject to adverse tax consequences under Internal Revenue Code Section 409A. Each “Eligible Optionee” (as defined in the Offering Memorandum) may elect to amend his or her Eligible Options to increase the exercise price per share of Foundry common stock, par value $0.0001 per share, purchasable thereunder and become eligible to receive a special Cash Bonus (as defined in the Offering Memorandum) from Foundry, all upon the terms and subject to the conditions set forth in the Offering Memorandum and the related Election Form attached hereto as Exhibit 99.(a)(1)(F) (the “Election Form”), the Stock Option Amendment and Cash Bonus Agreement attached hereto as Exhibit 99.(a)(1)(O) (the “Amendment Agreement”) and the Option Cancellation and Regrant Agreement attached hereto as Exhibit 99.(a)(1)(P) (the “New Option Agreement,” and together with the Offering Memorandum, the Election Form and the Amendment Agreement, as they may each be amended or supplemented from time to time, the “Offer”). Certain tendered Eligible Options may, in lieu of such amendment, be canceled and replaced with new options that will be exactly the same as the canceled options but will avoid adverse tax consequences under Internal Revenue Code Section 409A. The Offer is currently set to expire at 11:59 p.m., Eastern Time, on August 2, 2007, but may be extended (the “Expiration Date”). As of July 2, 2007, Eligible Options to purchase 3,637,070 shares of Foundry common stock were outstanding.
     The information set forth in the Offering Memorandum on the introductory pages and under “Summary Term Sheet,” Section 1 (“Eligible Optionees; Eligible Options; Amendment of Eligible Options and Cash Bonus; New Options; Expiration Date; Additional Considerations”), Section 3 (“Status of Eligible Options Not Amended or Replaced”), Section 6 (“Acceptance of Eligible Options for Amendment or Replacement and Commitment to Pay Cash Bonus With Respect to Amended Options”) and Section 9 (“Source and Amount of Consideration; Terms of Amended Options or New Options”) is incorporated herein by reference.
     (c) Trading Market and Price. The information set forth in the Offering Memorandum under Section 8 (“Price Range of Common Stock Underlying the Options”) is incorporated herein by reference.
ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.
     (a) Name and Address. Foundry is the filing person. The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth in the Offering Memorandum under Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; and Material Agreements with Directors and Officers”) is incorporated herein by reference.
ITEM 4. TERMS OF THE TRANSACTION.
     (a) Material Terms. The information set forth in the Offering Memorandum on the introductory pages and under “Summary Term Sheet,” Section 1 (“Eligible Optionees; Eligible Options; Amendment of Eligible Options and Cash Bonus; New Options; Expiration Date; Additional Considerations”), Section 3 (“Status of Eligible Options Not Amended or Replaced”), Section 4 (“Procedures for Tendering Eligible Options”), Section 5 (“Withdrawal Rights”), Section 6 (“Acceptance of Eligible Options for Amendment or Replacement and Commitment to Pay Cash Bonus With Respect to Amended Options”), Section 7 (“Conditions of the Offer”), Section 9 (“Source and Amount of Consideration; Terms of Amended Options or New Options”), Section 10

(“Amended Options and New Options Will Not Differ from Eligible Options”), Section 13 (“Status of Options Accepted by Us in the Offer; Accounting Consequences of the Offer”), Section 14 (“Legal Matters; Regulatory Approvals”), Section 15 (“Material U.S. Federal Income Tax Consequences”), Section 16 (“Extension of the Offer; Termination; Amendment”), and Section 19 (“Forward-Looking Statements; Miscellaneous”), is incorporated herein by reference.
     (b) Purchases. The information set forth in the Offering Memorandum under Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; and Material Agreements with Directors and Officers”) is incorporated herein by reference.
ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
     (e) Agreements Involving the Subject Company’s Securities. The information set forth in the Offering Memorandum under Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; and Material Agreements with Directors and Officers”) is incorporated herein by reference. Foundry’s 1996 Stock Plan and 2000 Non-Executive Stock Option Plan, pursuant to which the Eligible Options have been granted, and 2006 Stock Incentive Plan, pursuant to which any New Options will be granted, are attached hereto as Exhibits 99.(d)(1)(A), 99.(d)(1)(B) and 99.(d)(1)(C), respectively, and contain information regarding the subject securities.
ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
     (a) Purposes. The information set forth in the Offering Memorandum under Section 2 (“Purpose of the Offer”) is incorporated herein by reference.
     (b) Use of Securities Acquired. The information set forth in the Offering Memorandum under Section 6 (“Acceptance of Eligible Options for Amendment or Replacement and Commitment to Pay Cash Bonus With Respect to Amended Options”) and Section 13 (“Status of Options Accepted by Us in the Offer; Accounting Consequences of the Offer”) is incorporated herein by reference.
     (c) Plans. The information set forth in the Offering Memorandum under Section 1 (“Eligible Optionees; Eligible Options; Amendment of Eligible Options and Cash Bonus; New Options; Expiration Date; Additional Considerations”) under the caption “Additional Considerations” is incorporated herein by reference.
ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
     (a) Source of Funds. The information set forth in the Offering Memorandum under Section 9 (“Source and Amount of Consideration; Terms of Amended Options or New Options”) and Section 17 (“Fees and Expenses”) is incorporated herein by reference.
     (b) Conditions. The information set forth in the Offering Memorandum under Section 7 (“Conditions of the Offer”) is incorporated herein by reference.
     (d) Borrowed Funds. Not applicable.
ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
     (a) Securities Ownership. The information set forth in the Offering Memorandum under Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; and Material Agreements with Directors and Officers”) is incorporated herein by reference.
     (b) Securities Transactions. The information set forth in the Offering Memorandum under Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; and Material Agreements with Directors and Officers”) is incorporated herein by reference.
ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
     (a) Solicitations or Recommendations. Not applicable.

ITEM 10. FINANCIAL STATEMENTS.
     (a) Financial Information. The information set forth in the Offering Memorandum under Section 11 (“Information Concerning Foundry”) and Section 18 (“Additional Information”) is incorporated herein by reference. The information set forth in Item 8 (“Financial Statements and Supplementary Data”) of Foundry’s Annual Report on Form 10-K for its fiscal year ended December 31, 2006 and in Item 1 of Foundry’s Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2007 is incorporated herein by reference.
     (b) Pro Forma Information. Not applicable.
ITEM 11. ADDITIONAL INFORMATION.
     (a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offering Memorandum under Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; and Material Agreements with Directors and Officers”) and Section 14 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.
     (b) Other Material Information. Not applicable.
ITEM 12. EXHIBITS.
     The Exhibit Index included in this Schedule TO is incorporated herein by reference.
ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
     Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.
Dated: July 2, 2007

FOUNDRY NETWORKS, INC.
By:	/s/ Daniel W. Fairfax
Daniel W. Fairfax
Vice President, Finance and Administration and Chief Financial Officer

EXHIBIT INDEX

Exhibit
Number	Description
99.(a)(1)(A)	Offer to Amend or Replace Eligible Options dated July 2, 2007.

99.(a)(1)(B)	Email Announcement of Offer to Amend or Replace Eligible Options dated July 2, 2007.

99.(a)(1)(C)	PowerPoint Employee Presentation Materials.

99.(a)(1)(D)	Screenshot of Login Page to Offer website at https://fdry.equitybenefits.com/SignOn.aspx.

99.(a)(1)(E)	Screenshot of Welcome Page to Offer website at https://fdry.equitybenefits.com/SignOn.aspx.

99.(a)(1)(F)	Screenshots of Election Form.

99.(a)(1)(G)	Instructions to Election Form.

99.(a)(1)(H)	Screenshot of Election Amendment Review.

99.(a)(1)(I)	Screenshots of Agreement to Terms of Election.

99.(a)(1)(J)	Screenshots of Print Confirmation.

99.(a)(1)(K)	Screenshot of Election Confirmation Statement.

99.(a)(1)(L)	Form of Email Confirmation of Election for Eligible Optionees that have elected to amend or replace all Eligible Options.

99.(a)(1)(M)	Form of Email Confirmation of Election for Eligible Optionees that have elected to amend or replace one or more Eligible Options.

99.(a)(1)(N)	Form of Email Reminder of Expiration Date.

99.(a)(1)(O)	Form of Stock Option Amendment and Cash Bonus Agreement.

99.(a)(1)(P)	Form of Option Cancellation and Regrant Agreement.

99.(b)	Not applicable.

99.(d)(1)(A)	Foundry Networks, Inc. 1996 Stock Plan (1).

99.(d)(1)(B)	Foundry Networks, Inc. 2000 Non-Executive Stock Option Plan (2).

99.(d)(1)(C)	Foundry Networks, Inc. 2006 Stock Incentive Plan (3).

99.(g)	Not applicable.

99.(h)	Not applicable.

(1)	Copy of original 1996 Stock Plan and related agreements incorporated herein by reference to the exhibit filed with Foundry’s Registration Statement on Form S-1 (Commission File No. 333-82577). Copy of 1996 Stock Plan reflecting the amendments approved at the 2000 Annual Meeting of Stockholders incorporated by reference to Foundry’s Definitive Proxy Statement for such meeting (Commission File No. 000-26689). Copy of 1996 Stock Plan reflecting the amendments for approval at the 2002 Annual Meeting of Stockholders incorporated by reference to Foundry’s Definitive Proxy Statement for such meeting (Commission File No. 000-26689). Copy of Form of Restricted Stock Purchase Agreement under the 1996 Stock Plan is incorporated herein by reference to the exhibit filed with Foundry’s Annual Report on Form 10-K for the year ended December 31, 2005 (Commission File No. 000-26689).

(2)	Copy of 2000 Non-Executive Stock Option Plan incorporated herein by reference to the exhibit filed with Foundry’s Registration Statement on Form S-8 filed on October 25, 2000 (Commission File No. 333-48560).

(3)	Copy of 2006 Stock Incentive Plan and related agreements incorporated by reference to the exhibits filed with Foundry’s Form 8-K on June 22, 2006 (Commission File No. 000-26689).